[redacted]

SECU [barcode] SSION

11023805

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 3 0 2011
WASH, D.C.
189

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-02399

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DA . Davidson & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 3rd Street North
(No. and Street)

Great Falls (City) MT (State) 59401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Ave., Suite 2800 (Address) Seattle (City) WA (State) 98104 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Ch 10

# OATH OR AFFIRMATION

I, Tom Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.A. Davidson & Co., as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security amounts of principal officers and directors that are classified as customer accounts (debits $1,388,684.92, credits $62,486.02).

Signature

CFO

Title

Susan R. Dell

Notary Public

Susan R. Dell

Residing at Great Falls, MT - My commission expires 2-14-12

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# D.A. DAVIDSON & CO.

## Report of Independent Registered Public Accounting Firm and Statements of Financial Condition

## September 30, 2011 and 2010

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

*Acumen. Agility. Answers.*

# D.A. DAVIDSON & CO.

## Report of Independent Registered Public Accounting Firm and Statements of Financial Condition

## September 30, 2011 and 2010

Moss Adams is committed to conserving natural resources and uses recycled and recyclable paper materials for our client financial statements, stationery, and other business papers. The paper used to print this statement is made from 100 percent postconsumer recycled fiber. It's manufactured using 100 percent renewable green energy and has both Green Seal and Forest Stewardship Council certification. And while it costs us a bit more than conventional paper, we feel strongly about sustainability and take pride in our efforts to help preserve our environment.

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MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

**REPORT OF INDEPENDENT AUDITORS**

To the Board of Directors
D.A. Davidson & Co.

We have audited the accompanying statements of financial condition of D.A. Davidson & Co. (a wholly-owned subsidiary of Davidson Companies) as of September 30, 2011 and 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.A. Davidson & Co. as of September 30, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
November 22, 2011

**D.A. DAVIDSON & CO.**

Statements of Financial Condition

September 30, 2011 and 2010

| Assets | | 2011 | 2010 |
|---|---|---|---|
| Cash and cash equivalents | $ | 36,776,560 | 46,486,548 |
| Receivables: | | | |
| Customers, net | | 115,241,068 | 112,900,099 |
| Brokers, dealers and clearing organizations | | 1,650,506 | 18,724,583 |
| Related parties | | 1,465,351 | 4,584,132 |
| Income taxes | | 3,729,625 | — |
| Other | | 7,552,649 | 7,887,422 |
| Securities | | 51,660,151 | 31,681,860 |
| Equipment and leasehold improvements (less accumulated depreciation and amortization of $23,936,130 in 2011 and $21,053,264 in 2010) | | 9,917,012 | 8,926,119 |
| Notes receivable, net | | 26,687,105 | 28,128,920 |
| Goodwill and intangible asset, net | | 3,743,926 | 3,133,283 |
| Deferred tax asset, net | | 7,154,398 | 8,704,729 |
| Other assets | | 8,302,364 | 5,903,445 |
| Total assets | $ | 273,880,715 | 277,061,140 |

| Liabilities and Shareholder's Equity | | 2011 | 2010 |
|---|---|---|---|
| Liabilities: | | | |
| Checks in advance of deposits | $ | 8,510,069 | 9,196,458 |
| Payables: | | | |
| Customers | | 49,865,399 | 51,312,096 |
| Brokers, dealers and clearing organizations | | 23,658,265 | 16,378,228 |
| Related parties | | 2,695,911 | 640,012 |
| Securities sold, not yet purchased | | 5,185 | 939,114 |
| Income taxes payable | | — | 1,522,487 |
| Accrued employee compensation | | 32,810,213 | 39,900,229 |
| Other payables and accrued liabilities | | 9,876,415 | 7,081,455 |
| Total liabilities | | 127,421,457 | 126,970,079 |
| Commitments and contingencies | | | |
| Shareholder's equity: | | | |
| Common stock ($.10 par value. Authorized 3,000,000 shares; 1,000 shares issued and outstanding) | | 100 | 100 |
| Additional paid-in capital | | 26,333,577 | 22,772,211 |
| Retained earnings | | 120,125,581 | 127,318,750 |
| Total shareholder's equity | | 146,459,258 | 150,091,061 |
| Total liabilities and shareholder's equity | $ | 273,880,715 | 277,061,140 |

See accompanying notes to the statements of financial condition.

**D.A. Davidson & Co.**

Notes to Statements of Financial Condition

September 30, 2011 and 2010

## (1) Summary of Significant Accounting Policies

### *Organization*

D.A. Davidson & Co. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company is a Montana corporation that is a wholly-owned subsidiary of Davidson Companies (the Parent). The Company's activities as a securities broker-dealer comprise several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. These services are provided to its customers throughout the nation from its offices primarily located in the Pacific Northwest and Rocky Mountain regions.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the "FASB". The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,* sometimes referred to as the Codification or ASC.

### *(a) Revenue Recognition*

Revenues from customer securities transactions are reported on a trade date basis. Proprietary securities transactions are reported on a trade date basis and the related gains or losses are recorded in trading revenue. Amounts receivable and payable for proprietary securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities and securities not readily marketable are valued at fair value with the related gains and losses recorded in trading revenue. Investment banking revenues include management fees earned from securities offerings in which the Company acts as an underwriter or agent and fees earned from providing financial advisory services. Investment banking management fees and sales commissions are recorded on the offering date, and underwriting fees are recognized at the time the underwriting is completed and the gain or loss is readily determinable. Advisory and administrative fees are recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income. Investment company administrative 12b-1 fees are recorded when received.

### *(b) Securities Lending Activities*

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

### (c) *Securities*

Securities at September 30, 2011 and 2010 consist of bonds, stocks and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term. Securities are recorded at fair value with realized and unrealized gains and losses included in trading revenue.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation techniques used are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following hierarchy:

- Level 1 securities include inputs based on quoted prices in active markets for identical securities, which provides the most reliable fair value measurement. This category generally includes actively traded equity securities, mutual funds and US government obligations.

- Level 2 securities include inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. These observable inputs include quoted prices for similar securities, and bond pricing models based on interest rates, credit risk, and remaining maturity for similar securities. This category generally includes corporate bonds, municipal bonds and government agency mortgage backed bonds.

- Level 3 securities do not have observable pricing inputs as of the measurement date. These securities are valued based on management's best estimate of fair value, which may include significant judgment or estimation. Factors that may be considered in the valuation estimate include the cost, terms and liquidity of the security, the financial condition and operating results of the issuer, market prices of similar securities, pricing models based on estimated cash flows and yields, the values established in the financial statements of limited partnership investments, and other factors generally applicable to the valuation of securities. This category includes certain sanitation improvement district obligations, auction rate preferred securities and limited partnership investments owned by the Company.

See footnote 4 for further information regarding Securities Owned and Sold, Not Yet Purchased.

*(d)* ***Income Taxes***

The Company and its sister corporations are included in the consolidated U.S. federal and various combined state income tax returns filed by the Parent. The Company is no longer subject to U.S. federal, state, and local income tax examinations by authorities for fiscal years ending on and prior to September 30, 2003. Federal income taxes are calculated as if the companies filed on a separate return basis. Amounts are included in related parties receivables and payables for income tax payments made by the Company on behalf of the Parent and sister corporations. As of September 30, 2011 and 2010, receivables were $789,054 and $511,610, respectively, and payables were $405,310 and $399,833, respectively.

The Company accounts for income taxes in accordance with the *Income Taxes* topic of FASB ASC. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company records uncertain tax positions when the effect of the outcome is considered probable and reasonably estimable. As of September 30, 2011, the Company has not made any accruals for uncertain tax positions.

*(e)* ***Cash Equivalents***

Cash equivalents consist primarily of money market funds which invest in United States Treasury bills, notes and commercial paper with original maturities of 90 days or less and amounted to $23,500,000 and $39,000,000 at September 30, 2011 and 2010, respectively. The Company has cash deposit accounts with financial institutions in which the balances may exceed the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

*(f)* ***Receivables from and Payables to Customers***

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

*(g)* ***Equipment and Leasehold Improvements***

Equipment and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line or accelerated basis using estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Estimated useful lives range from 2 to 10 years.

### *(h) Goodwill and Intangible Assets*

Goodwill represents the excess of consideration given over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values. As of September 30, 2011 and 2010, the balance of goodwill was $2,395,337.

The Company is required to identify the related reporting unit that pertains to any goodwill balance and to test goodwill for impairment by comparing the fair value of the reporting unit to the carrying amount of the reporting unit. The Company has identified its related reporting unit as its equity capital markets business and has allocated goodwill accordingly. The Company estimated the fair value of the reporting unit and determined that the unit's fair value exceeds its carrying value, and consequently, no impairment was evident at September 30, 2011 and 2010.

In connection with the March 2009 acquisition of the assets and operations of Ruan Securities, the Company recorded an intangible asset of $1,348,060 identifiable with the Ruan customer base, which is being amortized over the estimated useful life of seven years. In connection with the December 2010 acquisition of the operation of Silversteep Partners, LLC, the Company recorded an intangible asset of $1,200,000 identifiable with the Silversteep customer base, which is being amortized over the estimated useful life of three years. The balance of these intangible assets was $1,348,589 and $737,946 as of September 30, 2011 and 2010, respectively.

### *(i) Allowance for Doubtful and Impaired Receivables*

The Company provides an allowance for losses on doubtful and impaired customer accounts and notes receivable based on management's evaluation of existing accounts outstanding and historical experience related to such activity. A receivable is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the receivable's original agreement. When a specific receivable is determined to be doubtful or impaired, the allowance for receivables is increased through a charge to expense for the amount of the estimated loss or impairment.

The Company's investment in impaired customer accounts and notes receivable (for which there is no related allowance for credit losses) totaled $597,500 and $620,000 at September 30, 2011 and 2010, respectively. Allowances for estimated losses and impairment on customer accounts and notes receivable totaled $309,783 and $439,240 at September 30, 2011 and 2010, respectively.

### *(j) Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The Company considers its more significant estimates to include the accrual for legal claims, reserves for claims under the Company's self-insured employee medical plan, the valuation of Level 3 securities, and allowances for doubtful and impaired receivables.

### *(k) Stock-Based Compensation*

The Parent's stock option plan provides for the granting of Parent common stock options to officers, key employees and directors of the Company. The Company accounts for its share-based compensation in accordance with the *Stock Compensation* topic of FASB ASC, which requires recognition of expense related to the fair value of share-based compensation.

Compensation cost recognized for the years ended September 30, 2011 and 2010 includes compensation cost for all share-based compensation granted subsequent to October 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of the *Stock Compensation* topic, recognized using the straight-line attribution method.

### *(l) Long-Lived Assets*

The Company's long-lived assets, such as property, plant and equipment, and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company did not record any impairment charges during the years ended September 30, 2011 and 2010 as there were no long-lived assets that were considered impaired.

### *(m) Advertising*

The Company expenses its advertising costs as incurred.

### *(n) Notes Receivable*

Notes receivable consist of unsecured loans to Company employees. These notes earn interest at rates consistent with current market rates and are repaid over a term of three to ten years. Repayment is generally made with the employees' bonus compensation.

### (o) *Recent Accounting Pronouncements*

The Company did not adopt any new accounting pronouncements that would impact the Company's financial position for the years ended September 30, 2011 and 2010.

### (p) *Reclassifications*

Certain reclassifications have been made to prior year balances to provide a presentation consistent with the current year.

### (q) *Subsequent Events*

The Company has evaluated events subsequent to September 30, 2011 through November 22, 2011, which is the date the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.

## (2) Net Capital Requirements

D.A. Davidson & Co. is subject to the Uniform Net Capital Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions as defined in the Formula Reserve Requirements under SEC Rule 15c3-3. At September 30, 2011, the Company's net capital of $63,024,915 was 53.8% of aggregate debit items and net capital exceeded the required capital of $2,342,322 by $60,682,593, as reported in the Company's FOCUS report filed with the Financial Industry Authority on October 25, 2011.

## (3) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following:

| | | Receivable | Payable |
|---|---|---|---|
| **September 30, 2011:** | | | |
| Securities failed-to-deliver/receive | $ | 1,442,995 | 3,406,465 |
| Unsettled proprietary trades | | — | 19,068,463 |
| Other | | 207,511 | 1,183,337 |
| | $ | 1,650,506 | 23,658,265 |
| **September 30, 2010:** | | | |
| Securities failed-to-deliver/receive | $ | 13,670,778 | 14,361,105 |
| Unsettled proprietary trades | | 1,372,553 | — |
| Other | | 3,681,252 | 2,017,123 |
| | $ | 18,724,583 | 16,378,228 |

## (4) Securities Owned and Sold, Not Yet Purchased

The following table summarizes Securities Owned and Sold, Not Yet Purchased as of September 30, 2011 and 2010:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| September 30, 2011: | | | | |
| Securities Owned: | | | | |
| Equity Securities | $ 2,436,081 | — | — | 2,436,081 |
| Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies | — | 19,339,963 | — | 19,339,963 |
| Debt securities issued by states of the United States and political subdivisions of the states | — | 14,068,812 | 6,403,919 | 20,472,731 |
| Corporate debt securities | — | 3,081,319 | — | 3,081,319 |
| Mortgage-backed securities | — | 3,194,464 | — | 3,194,464 |
| Certificates of Deposit | — | 2,109,169 | — | 2,109,169 |
| Auction Rate Preferred Securities | — | — | 541,500 | 541,500 |
| Limited Partnerships | — | — | 484,924 | 484,924 |
| | $ 2,436,081 | 41,793,727 | 7,430,343 | 51,660,151 |
| Securities Sold, Not Yet Purchased: | | | | |
| Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies | $ — | 782 | — | 782 |
| Debt securities issued by states of the United States and political subdivisions of the states | — | 4,403 | — | 4,403 |
| | $ — | 5,185 | — | 5,185 |

## D.A. Davidson & Co.

Notes to Statements of Financial Condition

September 30, 2011 and 2010

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| September 30, 2010: | | | | |
| Securities Owned: | | | | |
| Equity Securities | $ 2,503,081 | — | — | 2,503,081 |
| Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies | — | 2,001,567 | — | 2,001,567 |
| Debt securities issued by states of the United States and political subdivisions of the states | — | 8,461,232 | 7,310,492 | 15,771,724 |
| Corporate debt securities | — | 1,741,494 | | 1,741,494 |
| Mortgage-backed securities | — | 1,393,966 | | 1,393,966 |
| Certificates of Deposit | — | 625,072 | | 625,072 |
| Auction rate preferred securities | — | — | 7,038,000 | 7,038,000 |
| Limited partnerships | — | — | 606,956 | 606,956 |
| | $ 2,503,081 | 14,223,331 | 14,955,448 | 31,681,860 |
| Securities Sold, Not Yet Purchased: | | | | |
| Equity Securities | $ 425,478 | — | — | 425,478 |
| Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies | — | 513,636 | — | 513,636 |
| | $ 425,478 | 513,636 | — | 939,114 |

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

| | Level 3 Beginning Balance | Purchase of Investments | Sale/ Redemption of Investments | Realized Gain/(Loss) | Change in Unrealized Gain/(Loss) | Level 3 Ending Balance |
|---|---|---|---|---|---|---|
| **2011** | | | | | | |
| Securities Owned: | | | | | | |
| Debt securities issued by states of the United States and political subdivisions of the states | $ 7,310,492 | 11,681,389 | (12,588,024) | 245,364 | (245,302) | 6,403,919 |
| Auction rate preferred securities | 7,038,000 | — | (6,525,000) | — | 28,500 | 541,500 |
| Limited partnerships | 606,956 | — | (134,312) | (4,890) | 17,170 | 484,924 |
| | $ 14,955,448 | 11,681,389 | (19,247,336) | 240,474 | (199,632) | 7,430,343 |
| **2010** | | | | | | |
| Securities Owned: | | | | | | |
| Debt securities issued by states of the United States and political subdivisions of the states | $ 6,051,314 | 12,028,489 | (10,439,835) | 92,316 | (421,792) | 7,310,492 |
| Auction rate preferred securities | 9,418,000 | 125,000 | (2,525,000) | — | 20,000 | 7,038,000 |
| Limited partnerships | 847,729 | — | (25,846) | — | (214,927) | 606,956 |
| | $ 16,317,043 | 12,153,489 | (12,990,681) | 92,316 | (616,719) | 14,955,448 |

## (5) Loans Payable to Banks

The Company has two revolving lines of credit totaling $80,000,000, secured by certain Company or customer margin assets, and one unsecured revolving line of credit for $10,000,000. The revolving lines of credit bear interest at an intra-day federal funds rate plus 0.625% for the secured lines and 1.0% for the unsecured. One of the revolving lines of credit has a maturity date of January 31, 2012; the others have no expiration date. There were no outstanding borrowings under these lines of credit at September 30, 2011 or 2010.

The Company's parent, Davidson Companies, has pledged two-thirds of the Company's outstanding common stock in connection with a $20,000,000 credit facility of Davidson Companies. The balance outstanding on that credit facility was $2,000,000 as of September 30, 2011.

## (6) Employee Benefit Plans

Employees of the Company participate in the Parent's retirement savings and profit sharing plan and employee stock ownership plan. Each plan is a defined contribution plan covering all employees who have completed a year of service. Participants become 100% vested in the employer contribution account after six years of service. The proportionate cost of the respective plans is borne by the Company through annual contributions in amounts determined by the board of directors of the Parent. Investments of the employee stock ownership plan consist entirely of common stock of the Parent, which is appraised twice annually including as of the end of each plan year by an independent certified business appraiser to determine the current fair market value.

Participants may contribute to the Parent's retirement savings and profit sharing plan under the retirement savings portion of the plan. Contributions are based on a participant's choice of a percentage up to limits established by the plan.

## (7) Income Taxes

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities are as follows:

| | | 2011 | 2010 |
|---|---|---|---|
| Deferred tax assets: | | | |
| Employee compensation and benefits | $ | 6,662,272 | 7,401,435 |
| Equipment and leasehold improvements, principally differences in depreciation | | 531,950 | 1,135,445 |
| Allowance for doubtful receivables | | 119,514 | 169,459 |
| Accrued expenses | | 850,895 | 500,604 |
| State taxes | | - | 56,785 |
| Capital loss carryovers | | 133,555 | 225,739 |
| Other | | 321,084 | 261,222 |
| Total deferred tax assets | | 8,619,270 | 9,750,689 |
| Deferred tax liabilities: | | | |
| Prepaid expenses | | 1,140,001 | 901,362 |
| State taxes | | 188,532 | - |
| Other | | 136,339 | 144,598 |
| Total deferred tax liabilities | | 1,464,872 | 1,045,960 |
| Net deferred tax asset | $ | 7,154,398 | 8,704,729 |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods in which the deferred tax assets are deductible, at September 30, 2011, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

## (8) Related Party Transactions

The Parent wholly owns the Company and the Company's three sister corporations: Davidson Investment Advisors, Inc., Davidson Trust Co., and Davidson Fixed Income Management, Inc. Additional related parties consist of significant shareholders of the Parent, directors and principal officers.

In the normal course of business, the Company advances funds to and receives funds from the Parent and sister corporations. These receivables and payables bear interest at broker call rates and consisted of $76,666 and $3,372,954 of receivables and $2,633,425 and $622,528 of payables at September 30, 2011 and 2010, respectively.

The Company rents its Great Falls, Montana office space, at terms which it considers to be fair market value, from a partnership whose partners include the Chairman of the Parent and his immediate family.

## (9) Stock Based Compensation

The Parent's stock option plan (the Plan) provides for the granting of Parent common stock options to officers, key employees and directors of the Parent and its subsidiaries. All options currently outstanding vest or are earned over periods ranging from one to four years.

Stock option activity for D.A. Davidson & Co.'s portion of the Plan for the years ended September 30, 2011 and 2010 was as follows:

| | Options Outstanding | | | |
|---|---|---|---|---|
| | Weighted Average Remaining Contractual Life | Number of Shares | | Weighted Average Exercise Price |
| Outstanding at September 30, 2009 (298,723 exercisable) | | 552,323 | $ | 17.00 |
| Granted | | 9,000 | | 20.08 |
| Exercised | | (124,162) | | 14.51 |
| Expired | | (37,498) | | 15.28 |
| Outstanding at September 30, 2010 (265,229 exercisable) | | 399,663 | | 18.01 |
| Granted | | 10,000 | | 21.89 |
| Exercised | | (141,263) | | 15.76 |
| Expired | | (35,597) | | 19.45 |
| Outstanding at September 30, 2011 (182,240 exercisable) | 9 months | 232,803 | $ | 19.32 |
| Exercisable at September 30, 2011 | 8 months | 182,240 | $ | 18.97 |

Proceeds received by the Parent on exercises of stock options were $2,226,553 and $1,801,982 for the years ended September 30, 2011 and 2010, respectively. Options issued by the Parent are incentive stock options, which generally do not provide any tax benefit for the Parent or the Company. The Company expects all its outstanding options to vest.

As of September 30, 2011 and 2010, there was $74,899 and $217,363 of total unrecognized compensation cost related to options granted since October 1, 2008. Those costs are expected to be recognized over the remaining weighted average vesting period of 2.3 (2011 options), 1.4 (2010 options) and 0.7 (2009 options) years as of September 30, 2011.

The Company has compensation agreements with certain employees which provide for the issuance of its Parent's stock in future years, upon satisfaction of vesting requirements. In addition, the Company offers restricted stock grants of the Parent, in which shares of the Parent are issued subject to forfeiture if vesting conditions are not satisfied. There was $5,031,190 and $5,393,357 of total unrecognized compensation related to these share-based awards as of September 30, 2011 and September 30, 2010, respectively. Those costs are expected to be recognized over the remaining weighted average vesting period of 3 years as of September 30, 2011 and 2.8 years as of September 30, 2010.

The Company also has a non-compensatory employee stock purchase plan which allows employees to purchase stock of the Parent at a discount subject to certain limits specified by the plan.

## (10) Off-Balance-Sheet Risk

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions relating to such commitments open at September 30, 2011, and subsequently settled, had no material effect on the financial statements.

The Company's normal business activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. A portion of the Company's customer activity includes the sale of securities not yet purchased and the writing of option contracts, substantially all of which are transacted on a margin basis. Customer transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

## (11) Commitments and Contingencies

The Company conducts its operations from leased facilities. The following is a schedule by year of future minimum rental payments required under leases that have remaining non-cancelable lease terms in excess of one year as of September 30, 2011:

| | | Related Party | Third Party |
|---|---|---|---|
| 2012 | $ | 790,414 | 7,007,611 |
| 2013 | | 802,271 | 5,816,082 |
| 2014 | | 134,042 | 4,309,372 |
| 2015 | | – | 3,310,723 |
| 2016 | | – | 2,470,100 |
| Thereafter | | – | 2,903,230 |
| | $ | 1,726,727 | 25,817,118 |

The Company has a partially self-insured plan for eligible employee medical and dental expenses. Stop loss insurance is maintained for individual claims in excess of $125,000 for each policy year. In addition, the Company has an aggregate stop loss in place of $9,037,817 at September 30, 2011. The Company is also self-insured for employee short-term disability coverage. The maximum coverage period is fifty weeks. Benefits are subject to certain weekly compensation limits.

The Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

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# D.A. DAVIDSON & CO.

## Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures to the SIPC Assessment Required By SEC Rule 17a-5

September 30, 2011

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D.A. DAVIDSON & CO.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures to the SIPC Assessment Required By SEC Rule 17a-5

September 30, 2011

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## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
D.A. Davidson & Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2010 to September 30, 2011, which were agreed to by D.A. Davidson & Co. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared the listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended September 30, 2011 with the amounts reported in Form SIPC-7 for the period from October 1, 2010 to September 30, 2011, noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seattle, Washington
November 22, 2011

**EXHIBIT I**

**SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION**

**FOR THE PERIOD FROM OCTOBER 1, 2010 TO SEPTEMBER 30, 2011**

| Date Paid | Amount Paid |
|---|---|
| May 10, 2011 | $ 259,571 |
| November 18, 2011 | 238,483 |
| November 22, 2011 | 210 |
| | $ 498,264 |